UNITED STATES OF AMERICA
                        SECURITITES AND EXCHANGE COMISION
                              Washington D.D. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                          For the month of August 2004

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                             Yes |_|         No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

           The following document is being filed with this 6-K report and is attached hereto.

Press Release dated 18 August 2004 announcing second quarter 2004 consolidated results

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                   Second Quarter 2004
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

For further information contact:
Quinenco S.A.
Cindi Freeman-IRO
(56-2) 750-7221
E-mail: cfreeman@lq.cl

                  QUINENCO S.A. ANNOUNCES CONSOLIDATED RESULTS
                         FOR THE SECOND QUARTER OF 2004

(Santiago, Chile, August 18, 2004) Quinenco S.A. (NYSE:LQ), a leading Chilean business conglomerate, announced today its consolidated financial results in Chilean GAAP, for the second quarter ended June 30, 2004.

Consolidated financial results are presented in accordance with Chilean GAAP. All figures are presented in constant Chilean pesos and have been adjusted to reflect the effects of inflation (0.6% year-over-year). Figures in US$ have been converted from Chilean pesos (Ch$) at the observed exchange rate on June 30, 2004 (Ch$636.30 = US$1.00) and are only provided for the reader's convenience.

--------------------------------------------------------------------------------
                               2Q 2004 HIGHLIGHTS

- Consolidated sales rose by 7.5% in 2Q 2004 to Ch$100,174 million (US$132.4 million), mainly attributable to Madeco's revenues which experienced growth of 38.4% quarter-over-quarter.

- Operating income benefited from the improvement in Madeco's quarterly performance, increasing by 70.5% to Ch$8,611 million (US$13.5 million).

- Results from equity method investments reflected continued growth of Banco de Chile and CCU. Income from equity method investments increased by 37.0% to Ch$14,133 million (US$22.2 million).

- Non-operating losses were reduced by 96.0% to Ch$410 million (US$0.6 million) in 2Q 2004.

- Net income amounted to Ch$6,524 million (US$10.3 million) in the second quarter of 2004, a marked improvement from the Ch$134 million (US$0.2 million) reported in 2Q 2003 as a consequence of the improvement in operating and non-operating results.

- Earnings per share amounted to Ch$6.04 (US$0.01) and earnings per ADR to Ch$60.42 (US$0.09) for the second quarter of 2004.
--------------------------------------------------------------------------------

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone   (56-2) 750-7100
Fax #   (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                   Second Quarter 2004
--------------------------------------------------------------------------------

GROUP HIGHLIGHTS - SECOND QUARTER 2004 AND SUBSEQUENT EVENTS

      Quinenco Announces Purchase of 11.41% of Almacenes Paris

On August 18, 2004, Quinenco reported to the Chilean Superintendency of Securities and Insurance (SVS) that it had entered into an agreement to purchase 68,489,407 shares of Almacenes Paris, one of Chile's largest retail department store chains.

The shares are being acquired from Inmobiliaria e Inversiones Aconcagua S.A., an investment company owned by the Galmez family, for Ch$514 per share. The terms of the agreement provide for the share acquisition and payment thereof, on or before October 14, 2004.

Following the acquisition, which is currently valued at approximately Ch$35,204 million (equivalent to approximately US$55.4 million on announcement date), Quinenco or a wholly-owned subsidiary will hold an 11.41% interest in Almacenes Paris.

      Quinenco Dividend Distribution

On April 30, 2004, at the General Ordinary Shareholders' Meeting, shareholders approved a definitive dividend distribution of Ch$6.20807 per share (Ch$62.08070 per ADR), charged against 2003 net earnings. The distribution, which amounted to Ch$6,703,101,992 was payable beginning May 11, 2004 to shareholders of record as of May 5, 2004.

The total dividend payout corresponding to 2003 net earnings was Ch$18,847,424,544, equivalent to Ch$17.45552 per share (Ch$174.55520 per ADR)
and 50% of net income for the year.

Empresas Lucchetti Changes Its Name to Industria Nacional de Alimentos

At the General Ordinary Shareholders' Meeting on April 28, 2004, shareholders agreed to change Empresas Lucchetti's name to Industria Nacional de Alimentos S.A (Indalsa).

Banco de Chile Share Repurchase

On March 26, 2004, Banco de Chile launched a tender offer to repurchase up to 1,701,994,590 shares, equivalent to 2.5% of its outstanding common stock, at Ch$31 pesos per share. The tender offer expired on April 26, 2004. Acceptance orders exceeded the share offering and as a result, shares were purchased on a prorate basis (34.03%). Capital and reserves were reduced by Ch$52,762 million. Under local regulations, Banco de Chile will have up to two years to resell the shares. As a result of the share repurchase, Quinenco's dividend rights associated with its investment in Banco de Chile (and SM Chile) increased to 29.9% and its voting rights increased to 53.5%.

Madeco Raises an Additional US$9 million on the Santiago Stock Exchange

On July 1, 2004, Madeco sold 138,956,755 shares (at Ch$41 per share) on the Santiago Stock Exchange, resulting in proceeds to Madeco of Ch$5,697 million (equivalent to US$9.0 million on transaction date). The shares represented the remaining unsubscribed and unpaid shares of the capital increase approved by Madeco's Board of Directors in 2002. Madeco's total outstanding shares now amount to 4,259,045,163 shares. Quinenco did not subscribe for additional shares and as a result, its interest in Madeco was reduced from 55.2% to 53.4%.

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone   (56-2) 750-7100
Fax #   (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                   Second Quarter 2004
--------------------------------------------------------------------------------

                             Net Income Contribution

--------------------------------------------------------------------------------------------------------------------
                                  Quinenco's
                              ownership % at     2Q 2003     1Q 2004     2Q 2004    2Q 2004     YTD 2003    YTD 2004
Sector/Company                     6/30/2004        MCh$        MCh$        MCh$       MUS$         MCh$        MCh$
--------------------------------------------------------------------------------------------------------------------
Financial Services:
Banco de Chile (1)(3)                   53.5%     10,288      11,191      13,457       21.1       19,499      24,648
--------------------------------------------------------------------------------------------------------------------
Food & Beverage:
CCU (4)                                 30.8%       (303)      5,087         (17)        --        9,880       5,070
Indalsa (Ex-Lucchetti) (1)              95.6%       (156)        806      (1,548)      (2.4)        (818)       (743)
--------------------------------------------------------------------------------------------------------------------
Telecommunications:
Telsur (1)                              73.6%      1,173       1,215       1,230        1.9        2,463       2,445
Entel (2)                                5.7%        604         819         708        1.1        1,727       1,527
--------------------------------------------------------------------------------------------------------------------
Manufacturing:
Madeco (1)                              55.2%         16         946       1,667        2.6       (4,307)      2,613
--------------------------------------------------------------------------------------------------------------------
Other operating companies                           (392)       (474)       (420)      (0.6)        (679)       (893)
--------------------------------------------------------------------------------------------------------------------
Total operating companies                         11,230      19,590      15,077       23.7       27,765      34,667
--------------------------------------------------------------------------------------------------------------------
Quinenco & holding companies                     (11,097)    (11,065)     (8,553)     (13.4)      12,841     (19,618)
--------------------------------------------------------------------------------------------------------------------
Total                                                133       8,525       6,524       10.3       40,606      15,049
--------------------------------------------------------------------------------------------------------------------

The figures provided in the above table correspond to Quinenco's proportionate share of each company's net income (loss).

(1)   Operating company in which Quinenco has direct or indirect control.

(2)   Operating company in which Quinenco holds a minority interest.

(3) As a consequence of the share repurchase that Banco de Chile carried out in 2004, Quinenco's dividend rights in the bank increased from 29.2% to 29.9%. Ownership % in the above table corresponds to voting rights in Banco de Chile.

(4) Operating company which is controlled jointly between Quinenco and Heineken Int'l (through a shareholders' agreement).

      Net Income - 2Q 2004

      Quinenco reported net income for the second quarter of 2004 which amounted to Ch$6,524 million (US$10.3 million), compared to net income of Ch$133 million (US$0.2 million) in the second quarter of 2003. Quarterly results benefited from both an increase in the net income contribution from Quinenco's operating companies and improved results at the Quinenco corporate level.

      The net income contribution from operating companies reached Ch$15,077 million (US$23.7 million), up by 34.3% compared to the second quarter of 2003. The increase was mostly attributable to higher results from Banco de Chile and Madeco, both of which experienced strong growth in net income during the period.

      Earnings per ordinary share amounted to Ch$6.04 (US$0.01) and earnings per ADR, Ch$60.42 (US$0.09).

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone   (56-2) 750-7100
Fax #   (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                   Second Quarter 2004
--------------------------------------------------------------------------------

                     Consolidated Income Statement Breakdown

------------------------------------------------------------------------------------------------------------
                                    2Q 2003      1Q 2004      2Q 2004      2Q 2004     YTD 2003     YTD 2004
                                       MCh$         MCh$         MCh$         MUS$         MCh$         MCh$
------------------------------------------------------------------------------------------------------------
Revenues
------------------------------------------------------------------------------------------------------------
Madeco                               62,357       74,829       86,291        135.4      125,145      161,119
Telsur                               12,919       12,717       12,854         20.2       25,687       25,571
Indalsa (ex Lucchetti)               15,885        1,093           (3)          --       30,458        1,090
Quinenco & holding                    1,997        1,638        1,032          1.6        4,136        2,670
------------------------------------------------------------------------------------------------------------
Total                                93,158       90,277      100,174        132.4      185,426      190,450
------------------------------------------------------------------------------------------------------------
Operating income (loss)
------------------------------------------------------------------------------------------------------------
Madeco                                3,405        5,993        8,102         12.7        5,596       14,095
Telsur                                3,010        2,875        3,024          4.7        6,100        5,900
Indalsa (ex Lucchetti)                  999          306         (208)        (0.3)       1,299           98
Quinenco & holding                   (2,363)      (2,420)      (2,307)        (3.6)      (4,602)      (4,728)
------------------------------------------------------------------------------------------------------------
Total                                 5,051        6,754        8,611         13.5        8,393       15,365
------------------------------------------------------------------------------------------------------------
Non-operating income (loss)
------------------------------------------------------------------------------------------------------------
Interest income                         845          562          545          0.9        1,610        1,107
Share of net income/loss from
related co:
Banco de Chile                       10,288       11,191       13,457         21.1       19,499       24,648
CCU                                    (303)       5,087          (17)          --        9,880        5,070
Entel                                   604          819          708          1.1        1,727        1,527
Other equity investments               (271)        (287)         (15)          --         (764)        (301)
Other non-op income                     553        1,621        3,566          5.6       37,186        5,187
Amortization of GW expense           (5,145)      (5,133)      (5,107)        (8.0)     (10,372)     (10,240)
Interest expense                     (9,149)      (8,606)      (6,553)       (10.3)     (19,527)     (15,159)
Other non-op expenses                (7,517)      (1,405)      (5,200)        (8.2)     (12,122)      (6,606)
Price-level restatement              (2,667)       1,243         (633)        (1.0)        (401)         610
Foreign exchange gains & losses       2,632         (514)      (1,161)        (1.8)         216       (1,675)
------------------------------------------------------------------------------------------------------------
Total                               (10,130)       4,578         (410)        (0.6)      26,932        4,168
------------------------------------------------------------------------------------------------------------
Income Tax                             (741)      (1,773)        (196)        (0.3)      (1,613)      (1,969)
Extraordinary items                      --           --           --           --           --           --
Minority Interest                      (457)      (1,507)      (1,993)        (3.1)         (96)      (3,500)
Amortization of negative GW           6,411          473          512          0.8        6,990          985
------------------------------------------------------------------------------------------------------------
Net income (loss)                       134        8,525        6,524         10.3       40,606       15,049
------------------------------------------------------------------------------------------------------------

      Revenues - 2Q 2004

      Consolidated revenues for the second quarter of 2004 were Ch$100,174 million (US$132.4 million), up by 7.5% from the Ch$93,158 million (US$146.4 million) reported in the second quarter of 2003. The increase in consolidated sales is attributable to a 38.4% increase in sales at Madeco, partially offset by the reduction in Indalsa's (ex Lucchetti) sales following the disposal of its Chilean-based pasta, edible oil and soup operations (as a consequence of the disposal of its main business activity in March 2004, Lucchetti, in accordance with instructions from the SVS, did not consolidate the results of its operations during the first quarter). 2Q consolidated sales can be broken down as follows: Madeco (86.1%), Telefonica del Sur (12.8%), Indalsa (ex Lucchetti) (0.0%) and others (1.1%).

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone   (56-2) 750-7100
Fax #   (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                   Second Quarter 2004
--------------------------------------------------------------------------------

      Operating Income - 2Q 2004

      Operating income for the second quarter of 2004 was Ch$8,611 million (US$13.5 million), up by 70.5% from the Ch$5,051 million (US$7.9 million) reported in the second quarter of 2003. The sharp increase in consolidated operating income was attributable to Madeco's operations, which benefited from the strong hike in sales as well as improvements in operating profitability.

      EBITDA - 2Q 2004

      EBITDA reached Ch$16,026 million (US$25.2 million) in 2Q 2004, compared to Ch$13,808 million (US$21.7 million) in 2Q 2003, an increase of 16.1% compared to the same period of 2003.

      Non-Operating Results -2Q 2004

      Quinenco reported a non-operating loss of Ch$410 million (US$0.6 million) in the second quarter of 2004, compared to a non-operating loss of Ch$10,130 million (US$15.9 million) in the same quarter of 2003. The main items included in non-operating results are discussed below:

            Proportionate share of net income of equity method investments (net)

            Quinenco's proportionate share of net income from equity method investments (net), which includes the results from Banco de Chile and CCU, two of Quinenco's most significant investments, reached Ch$14,133 million (US$22.2 million), compared to Ch$10,318 million (US$16.2 million) in 2Q 2003, an increase of 37.0%. The increase mainly corresponded to an increase in the proportionate share of net income from Banco de Chile whose 2Q 2004 quarterly results increased by Ch$3,169 million (US$5.0 million) to Ch$13,457 million (US$21.1 million). To a lesser extent, the increase in the proportionate share of net income from CCU and Entel also served to boost 2Q results from equity method investments.

            Other non-operating income

            Other non-operating income was Ch$3,566 million (US$5.6 million), compared to Ch$553 million (US$0.9 million) in the second quarter of 2003. Other non-operating income in 2Q 2004 was mainly composed of an additional gain recognized in the second quarter associated with the sale of Lucchetti Chile of Ch$2,978 million (US$4.7 million), related to adjustments in working capital 90 days following the disposal, in accordance with the terms of the sales agreement. This additional gain is partially offset by a loss provision of Ch$1,134 million (US$1.8 million) included with other non-operating expenses related to the disposal.

            Amortization of goodwill expense

            Amortization of goodwill expense amounted to Ch$5,107 million (US$8.0 million) in the second quarter of 2004, almost unchanged from the Ch$5,145 million (US$8.1 million) reported in the same period of 2003. Goodwill expense is almost entirely related to the Banco de Chile acquisition in 2001, and to a lesser extent, the Banco Edwards acquisition in 1999 (now kept on the books as Bank of Chile). Of the total balance of goodwill at the consolidated level of Ch$321,268 million (US$504.9 million) as of June 30, 2004, Ch$290,380 million (US$456.4 million) was associated with the Banco de Chile acquisition. Goodwill is amortized using the straight-line method over twenty years.

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone   (56-2) 750-7100
Fax #   (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                   Second Quarter 2004
--------------------------------------------------------------------------------

            Interest Expense

            Interest expense for the second quarter of 2004 amounted to Ch$6,553 million (US$10.3 million), a reduction of 28.4% compared to the same period in 2003. The decrease is primarily associated with a lighter consolidated debt load at the Quinenco corporate level, Indalsa (ex Lucchetti) and Madeco, and to a lesser extent, lower prevailing interest rates.

            Other non-operating expenses

            Other non-operating expenses amounted to Ch$5,200 million (US$8.2 million) compared to Ch$7,517 million (US$11.8 million) in the second quarter of 2003. Other non-operating expenses are mostly composed of loss provisions associated with the disposal of Lucchetti Chile and the liquidation of Lucchetti's Peruvian plant.

            Price-level restatement and foreign currency translation losses

            Price-level restatement losses amounted to Ch$633 million (US$1.0 million) in the second quarter of 2004, compared to losses of Ch$2,667 million (US$4.2 million) in the same period in 2003. In 2Q 2004, price-level restatement losses are mainly due to the increase in the inflation rate used for adjustment purposes from 0.7% in 2Q 2003 to 1.3% in 2Q 2004.

            Losses specific to foreign currency differences amounted to Ch$1,161 million (US$1.8 million), compared to gains on foreign currency translation of Ch$2,632 million (US$4.1 million) reported in the second quarter of 2003, primarily attributable to Madeco's operations as a result of translation losses during the second quarter associated with its Brazilian and Argentine operations.

      Income Taxes - 2Q 2004

      Quinenco reported income tax expense of Ch$196 million (US$0.3 million), compared to income tax expense of Ch$741 million (US$1.2 million) in the same period of 2003. The reduction in income tax expenses mainly corresponded to Madeco as a result of income tax credits related to tax refunds.

      Minority Interest - 2Q 2004

      In the second quarter of 2004, Quinenco reported a deduction from income of Ch$1,993 million (US$3.1million), compared to a deduction from income of Ch$457 million (US$0.7 million) in 2Q 2003. The amount is mainly related to minority shareholders' proportionate share of Madeco's and Telefonica del Sur's second quarter 2004 income.

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone   (56-2) 750-7100
Fax #   (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                   Second Quarter 2004
--------------------------------------------------------------------------------

     CONSOLIDATED BALANCE SHEET ANALYSIS (vis-a-vis the 1st quarter of 2004)
                      Condensed Consolidated Balance Sheet

--------------------------------------------------------------------------------------------
                                              As of        As of        As of         As of
                                             6/30/03      3/31/04      6/30/04       6/30/04
                                               MCh$         MCh$         MCh$          MUS$
--------------------------------------------------------------------------------------------
Current assets                                265,207      268,834      230,695        362.6
Fixed assets                                  380,551      294,277      291,384        457.9
Other assets                                  839,620      798,646      782,888      1,230.4
--------------------------------------------------------------------------------------------
Total assets                                1,485,378    1,361,757    1,304,967      2,050.9
--------------------------------------------------------------------------------------------
Current liabilities                           233,492      146,484      204,661        321.6
Long-term liabilities                         507,816      461,794      364,859        573.4
Minority interest                              69,220      101,493      104,073        163.6
Shareholders' equity                          674,850      651,986      631,374        992.3
--------------------------------------------------------------------------------------------
Total liabilities & shareholders' equity    1,485,378    1,361,757    1,304,967      2,050.9
--------------------------------------------------------------------------------------------

      Current Assets

      Current assets decreased 14.2% compared to the first quarter of 2004, mainly due to the payment of dividends (Quinenco) and obligations at the intermediate holding company level and at Madeco.

      Fixed Assets and Other Assets

      Fixed assets and other assets did not vary significantly from the first quarter of 2004, decreasing by 1.0% and 2.0%, respectively.

      Current Liabilities

      Current liabilities increased by 39.7% compared to the first quarter of 2004, primarily due to the reclassification of bank obligations from long-term to short-term in accordance with scheduled amortization payments
      (LQIF), partially offset by a reduction in short-term bond obligations at Madeco.

      Long-term Liabilities

      Long-term liabilities decreased by 21.0% versus 1Q 2004, mostly as a result of the reclassification of long-term debt to short term in accordance with scheduled amortization payments at the Quinenco corporate level.

      Minority Interest

      Minority interest increased by 2.5% compared to the first quarter of 2004, mostly attributable to minority interest in Madeco.

      Equity

      Shareholders' equity decreased by 3.2% compared to the first quarter of 2004, mostly attributable to the adjustment to Other reserves in shareholders' equity made in relation to the Banco de Chile share buyback which implied a reduction in net worth (LQIF) amounting to Ch$23,214 million (US$36.5 million).

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone   (56-2) 750-7100
Fax #   (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                   Second Quarter 2004
--------------------------------------------------------------------------------

      Quinenco Corporate Level Debt and Cash

      As of June 30, 2004, financial debt at the corporate level was Ch$322,200 million (US$506.4 million). As of the same date, cash and cash equivalents amounted to Ch$42,876 million (US$67.4 million). The debt to total capitalization ratio at the corporate level was 33.7%.

      NAV

      As of June 30, 2004, the estimated net asset value (NAV) of Quinenco was US$1.453 billion (Ch$856 per share) and market capitalization was US$916 million (Ch$540 per share). The discount to NAV is estimated at 37% as of the same date.

                               [PIE CHART OMITTED]

                              [LINE CHART OMITTED]

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone   (56-2) 750-7100
Fax #   (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                   Second Quarter 2004
--------------------------------------------------------------------------------

SECTOR /OPERATING COMPANY ANALYSIS

FINANCIAL SERVICES SECTOR

The following table details Quinenco's proportionate share of income from investments in the Financial Services sector during 2003 and 2004:

                               FINANCIAL SERVICES

--------------------------------------------------------------------------------------------------
                     Ownership    2Q 2003    YTD 2003    1Q 2004    2Q 2004    2Q 2004    YTD 2004
                             %       MCh$        MCh$       MCh$       MCh$       MUS$        MCh$
--------------------------------------------------------------------------------------------------
Banco de Chile (1)       53.5%     10,288      19,499     11,191     13,457       21.1      24,648
--------------------------------------------------------------------------------------------------

1) As a consequence of the share repurchase that Banco de Chile carried out in 2004, Quinenco's dividend rights in the bank increased from 29.2% to 29.9%. Ownership % in the above table corresponds to voting rights in Banco de Chile.

                                 BANCO DE CHILE

--------------------------------------------------------------------------------------------------------
                                          Quarter                          Accumulated for Year
--------------------------------------------------------------------------------------------------------
                             2Q 2003      2Q 2004      2Q 2004      YTD 2003      YTD 2004      YTD 2004
                                MCh$         MCh$         MUS$          MCh$          MCh$          MUS$
--------------------------------------------------------------------------------------------------------
Operating revenues           112,442      121,684        191.2       214,196       228,150         358.6
Provision for loan losses    (17,022)     (18,648)       (29.3)      (30,422)      (33,118)        (52.0)
Operating expenses           (56,073)     (55,383)       (87.0)     (109,490)     (110,683)       (173.9)
Net Income (loss)             35,487       44,486         69.9        66,890        82,381         129.5
--------------------------------------------------------------------------------------------------------
Loan portfolio                                                     6,271,194     6,546,302      10,288.1
Total assets                                                       9,342,179     9,566,505      15,034.6
Shareholders' equity                                                 638,948       599,368         942.0
--------------------------------------------------------------------------------------------------------
Net interest margin              3.1%         4.6%
Net Financial Margin             4.1%         4.3%
Efficiency ratio                49.9%        45.5%
ROAE                            22.4%        29.5%
ROAA                             1.6%         1.8%
-------------------------------------------------

2Q 2004 Results

Operating revenues increased by 8.2% to Ch$121,684 million (US$191.2 million) in the second quarter of 2004. The increase in operating revenues was mainly due to an 18.9% jump in the amount of fee income earned during the second quarter of the year and a 7.8% increase in net financial income, the effects of which were partially offset by lower (net) gains on sales of financial instruments.

Fee income, which reached Ch$28,733 million (US$45.2 million), equivalent to 23.6% of total operating revenues, increased as a result of higher fee income associated with banking services (an increase of 14.9%) as well as subsidiary non-banking services, particularly fund management (an increase of 25.5%). Operating income was also boosted by higher net financial income which rose from Ch$85,258 million (US$134.0 million) in 2Q 2003 to Ch$91,870 million (US$144.4 million) in 2Q 2004. Net financial income, which is calculated as the sum of net interest revenue and foreign exchange transactions (net), comprised 75.5% of operating revenues in 2Q 2004. The increase in net financial income was primarily due to a

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QUINENCO S.A.
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--------------------------------------------------------------------------------

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QUINENCO S.A.
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--------------------------------------------------------------------------------

3.7% growth in average interest earning assets and an increase in the net financial margin as a result of the higher inflation experienced during the period, higher lending spreads and a better funding mix. The increase in operating revenues experienced during the quarter was partially offset by a reduction in gains on the sale of financial instruments (net) which fell by Ch$1,935 million (US$3.0 million to Ch$1,081 million (US$1.7 million). The variation is explained by earnings associated with the disposal of Argentine securities in the second quarter of 2003.

Provisions, which amounted to Ch$18,648 million (US$29.3 million), showed an increase of 9.6% from the Ch$17,022 million (US$26.8 million) reported in the second quarter of 2003. The higher level of provisions was associated with the telecom, manufacturing and transport sectors, as well as the expansion of the loan portfolio and exposure in Mexico.

Other income and expenses amounted to Ch$6,098 million (US$9.6 million), an increase of 93.8% over the Ch$3,146 million (US$4.9 million) reported in 2Q 2003. Other income and expenses was mainly composed of loan recoveries (previously written off) of Ch$8,130 million (US$12.8 million), partially offset by other non-operating expenses of Ch$3,368 million (US$5.3 million).

Operating expenses declined by 1.2% to Ch$55,383 million (US$87.0 million) compared to the second quarter of 2003, primarily due to lower administrative, other and depreciation expenses, which more than offset the 6.8% increase in personnel salaries and expenses experienced during the period. Salaries and employee expenses were affected by an increase in variable commissions and higher headcount.

Price-level restatement losses totaled Ch$4,505 million (US$7.1 million) compared to price-level restatement losses of Ch$2,041 million (US$3.2 million) reported in 2Q 2003. The losses in 2Q 2004 reflect the higher inflation experienced during the period (1.3% adjustment).

Net income increased by 25.4% to Ch$44,486 million (US$69.9 million) in 2Q 2004, the highest quarterly earnings level ever achieved by the bank. The increase in net earnings was mainly fueled by the aforementioned growth in operating revenues and other income which included significant income related to the recovery of loans previously written-off.

As of June 2004, the Bank's loan portfolio (net of interbank loans) had grown by 4.4% to Ch$6,546,302 million (US$10.3 billion) over the last twelve month period, mostly in consumer loans, other outstanding loans and contingent loans. The increase in consumer loans was in response to the economic reactivation currently underway and low prevailing interest rates.

Banco de Chile is the second ranked bank in the country with a market share of 17.8% according to information published by the Chilean Superintendency of Banks for the period ended June 30, 2004. Its return on capital and reserves after taxes (annualized) reached 31.9%, compared to 18.2% for the local financial system, according to the same source.

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QUINENCO S.A.
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Santiago / CHILE
Phone   (56-2) 750-7100
Fax #   (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                   Second Quarter 2004
--------------------------------------------------------------------------------

FOOD & BEVERAGE SECTOR

The following table details Quinenco's proportionate share of income (loss) from investments in the Food & Beverage sector during 2003 and 2004:

                                 FOOD & BEVERAGE

---------------------------------------------------------------------------------------------------
                         Ownership    2Q 2003   YTD 2003    1Q 2004   2Q 2004    2Q 2004   YTD 2004
                                 %       MCh$       MCh$       MCh$      MCh$       MUS$       MCh$
---------------------------------------------------------------------------------------------------
CCU                           30.8%      (303)     9,880      5,087       (17)        --      5,070
Indalsa (ex Lucchetti)        95.6%      (156)      (818)       806    (1,548)      (2.4)      (743)
---------------------------------------------------------------------------------------------------

                                       CCU
---------------------------------------------------------------------------------------------------
                                       Quarter                         Accumulated for Year
---------------------------------------------------------------------------------------------------
                           2Q 2003     2Q 2004     2Q 2004      YTD 2003      YTD 2004     YTD 2004
                              MCh$        MCh$        MUS$          MCh$          MCh$         MUS$
---------------------------------------------------------------------------------------------------
Sales                       77,625      84,074       132.1       178,936       195,801        307.7
Operating income (loss)      1,053       3,946         6.2        16,597        27,462         43.2
Net Income (loss)             (982)        (55)       (0.1)       32,089        16,460         25.9
---------------------------------------------------------------------------------------------------
Total Assets                                                     669,356       559,883        879.9
Shareholders' equity                                             279,938       284,277        446.8
---------------------------------------------------------------------------------------------------

2Q 2004 Results

CCU's sales in the second quarter of 2004 grew by 8.3% compared to the second quarter of 2003, due to an increase in consolidated sales volumes and higher average prices. The growth in sales volumes was led by the soft drinks, nectar and mineral water segment (+3.3%), the Argentine beer segment (+8.3%), the Chilean beer segment (+2.3%) and the Chilean domestic wine segment (+5.5%). Higher average prices are mostly explained by the Argentine and Chilean beer segments, whose average prices increased by 26.9% and 6.5%, respectively, and to a lesser extent by the wine and soft drinks segments (+8.4% and 0.5%, respectively).

Operating income jumped by 274.7% to Ch$3,946 million (US$6.2 million), mainly due to an increase of 15.7% in gross profit, which resulted from the higher sales level achieved during the quarter. The increase in operating income was partially offset by an increase in SG&A expense associated with the Chilean and Argentine beer segments as well as the soft drinks segment. The consolidated operating margin, which reflects the seasonality of CCU's business in the winter months, reached 4.7% of sales, compared to 1.4% in the same period of 2003.

CCU reported non-operating losses of Ch$3,094 million (US$4.9 million) compared to non-operating losses of Ch$1,740 million (US$2.7 million) in 2Q 2003. 2Q 2004 non-operating results were affected by a reduction in financial income due to lower prevailing interest rates and a lower level of cash and cash equivalents, a decrease in price-level restatement gains and an increase in foreign exchange losses. The effect of these reductions was partially offset by an improvement in results from related companies and lower losses associated with other non-operating losses, which in 2Q 2003 included expenses related to the extraordinary dividends paid in 2003 and a higher level of fixed asset write-offs.

Net results improved by 94.4% in relation to 2Q 2003, amounting to a net loss of Ch$55 million (US$0.1 million) for the quarter. The improvement in bottom line results was due to the aforementioned

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QUINENCO S.A.
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Fax #   (56-2) 750-7101
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[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                   Second Quarter 2004
--------------------------------------------------------------------------------

improvement in operating results, partially offset by higher non-operating losses and income taxes, the latter of which rose in connection with the beer and soft drinks segments and a higher level of deferred taxes.

                 INDUSTRIA NACIONAL DE ALIMENTOS (EX-LUCCHETTI)

----------------------------------------------------------------------------------------------
                                       Quarter                      Accumulated for Year
----------------------------------------------------------------------------------------------
                           2Q 2003     2Q 2004     2Q 2004    YTD 2003    YTD 2004    YTD 2004
                              MCh$        MCh$        MUS$        MCh$        MCh$        MUS$
----------------------------------------------------------------------------------------------
Sales                       15,885          (3)         --      30,458       1,090         1.7
Operating income (loss)        999        (208)       (0.3)      1,299          98         0.2
Net Income (loss)             (167)     (1,619)       (2.5)       (874)       (777)       (1.2)
----------------------------------------------------------------------------------------------
Total Assets                                                    74,873      29,095        45.7
Shareholders' equity                                            15,573      27,460        43.2
----------------------------------------------------------------------------------------------

2Q 2004 Results

Lucchetti sold its principal business, the Chilean-based pasta, edible oil and soup business (Lucchetti Chile) on March 31, 2004 (in consideration of this fact, the Chilean Superintendency of Securities and Insurance (SVS) authorized Empresas Lucchetti to deconsolidate Lucchetti Chile's balance sheet and results of operations for the quarter ended March 31st)). Lucchetti reported a gain on sale made in connection with the disposal of Lucchetti Chile of Ch$1,293 million (US$2.0 million) in 1Q 2003, subject to adjustments for working capital. During the second quarter, Lucchetti received Ch$1,837 million (net) (US$2.9 million) in connection with adjustments to the original sales price.

Following the divestiture of its pasta business, Empresas Lucchetti's remaining assets principally consist of its investment in Calaf, a joint venture with ECUSA, a subsidiary of CCU, acquired in January 2004 and Lucchetti Peru, including settlement rights in its ongoing arbitration against the Peruvian government.

TELECOMMUNICATIONS SECTOR

The following table details Quinenco's proportionate share of income from investments in the Telecommunications sector during 2003 and 2004:

                               TELECOMMUNICATIONS

-------------------------------------------------------------------------------------
           Ownership    2Q 2003   YTD 2003    1Q 2004    2Q 2004   2Q 2004   YTD 2004
                   %       MCh$       MCh$       MCh$       MCh$      MUS$       MCh$
-------------------------------------------------------------------------------------
Telsur          73.6%     1,173      2,463      1,215      1,230       1.9      2,445
Entel (1)        5.7%       604      1,727        819        708       1.1      1,527
-------------------------------------------------------------------------------------

(1)   Non-controlling interest

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QUINENCO S.A.
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Phone   (56-2) 750-7100
Fax #   (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                   Second Quarter 2004
--------------------------------------------------------------------------------

                                     TELSUR

-------------------------------------------------------------------------------------------
                                     Quarter                     Accumulated for Year
-------------------------------------------------------------------------------------------
                          2Q 2003    2Q 2004    2Q 2004    YTD 2003    YTD 2004    YTD 2004
                             MCh$       MCh$       MUS$        MCh$        MCh$        MUS$
-------------------------------------------------------------------------------------------
Sales                      12,919     12,854       20.2      25,687      25,571        40.2
Operating income (loss)     3,010      3,025        4.8       6,100       5,900         9.3
Net Income (loss)           1,594      1,670        2.6       3,349       3,320         5.2
-------------------------------------------------------------------------------------------
Total Assets                                                138,230     130,189       204.6
Shareholders' equity                                         60,192      62,534        98.3
-------------------------------------------------------------------------------------------

2Q 2004 Results

Telefonica del Sur's revenues reached Ch$12,854 million (US$20.2 million) varying only slightly from the Ch$12,919 million (US$20.3 million) reported in the second quarter of 2003. Nonetheless, the revenue mix favored non-regulated services such as Internet, security services and business services. A decline in revenue associated with fixed telephony, access charges, long distance and public telephony was almost entirely offset by a 27% increase in revenues from Internet, security services, and business services, including data transmission. While in general terms substitution of fixed telephony for mobile telephony and other alternatives has continued to capture a portion of the company's traditional sale base, Telsur has successfully bolstered its product base to rely on revenue generation from non-regulated services. Basic telephony services accounted for 51.7% of all revenues, followed by user access charges (10.8%), long distance services (8.3%), public telephones (5.4%), and other non-regulated services (23.8%).

Operating profit also remained stable during the quarter reaching Ch$3,025 million (US$4.8 million). In spite of the fact that the non-regulated services still have higher associated costs than Telsur's traditional fixed line telephony business, the company was able to offset the effect by reducing SG&A expenses, mostly in terms of headcount and ad campaigns.

Telsur reported non-operating losses of Ch$835 million (US$1.3 million), down by 15.8% from the non-operating losses of Ch$992 million (US$1.6 million) reported in 2Q 2003. The improvement in non-operating results was primarily attributable to a reduction in interest expense as a result of a lighter debt load and lower prevailing interest rates and a decrease in price-level restatement losses.

Telsur reported net income of Ch$1,670 million (US$2.6 million), an increase of 4.8% compared to the second quarter of 2003, mainly as a result of the aforementioned improvement in non-operating results.

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QUINENCO S.A.
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Phone   (56-2) 750-7100
Fax #   (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                   Second Quarter 2004
--------------------------------------------------------------------------------

MANUFACTURING SECTOR

The following table details Quinenco's proportionate share of income (loss) from investments in the Manufacturing sector during 2003 and 2004:

                                  MANUFACTURING

------------------------------------------------------------------------------------------
             Ownership    2Q 2003    YTD 2003    1Q 2004    2Q 2004    2Q 2004    YTD 2004
                     %       MCh$        MCh$       MCh$       MCh$       MUS$        MCh$
------------------------------------------------------------------------------------------
Madeco (1)        55.2%        16      (4,307)       946      1,667        2.6       2,613
------------------------------------------------------------------------------------------

(1)   On July 1, 2004, Quinenco's interest in Madeco was reduced to 53.4%

                                     MADECO

----------------------------------------------------------------------------------------------
                                      Quarter                      Accumulated for Year
----------------------------------------------------------------------------------------------
                          2Q 2003     2Q 2004     2Q 2004    YTD 2003     YTD 2004    YTD 2004
                             MCh$        MCh$        MUS$        MCh$         MCh$        MUS$
----------------------------------------------------------------------------------------------
Sales                      62,357      86,290       135.6     125,145      161,119       253.2
Operating income (loss)     3,405       8,102        12.7       5,596       14,095        22.2
Net Income (loss)              17       3,018         4.7      (5,110)       4,732         7.4
----------------------------------------------------------------------------------------------
Total assets                                                  389,371      355,443       558.6
Shareholders' equity                                          153,308      161,841       254.3
----------------------------------------------------------------------------------------------

2Q 2004 Results

Madeco's sales in the second quarter of 2004 increased by Ch$23,933 million (US$37.6 million) or 38.4% from Ch$62,357 million (US$98.0 million) to Ch$86,290 million (US$135.6 million), primarily attributable to higher sales of the wire and cable and brass mill business units which rose by 63.0% and 44.8%, respectively. Wire and cable sales, which accounted for Ch$17,826 million (US$28.0 million) of the total increase, benefited from strong demand for metallic cables in Peru and higher average prices in its principal markets. Higher average prices and volumes boosted brass mill sales in Chile and Argentina by Ch$5,398 million (US$8.5 million), as well as a significant increase in coin blank sales (+68.4%).

Sales of the wire and cable business unit (whose principal operation is Ficap Brazil) accounted for 53.4% of total sales, followed by brass mills (24.3%), flexible packaging (13.7%) and aluminum profiles (8.6%).

The higher sales level was directly reflected in operating profits amounting to Ch$8,102 million (US$12.7 million), up by more than 137% from the Ch$3,405 million (US$5.4 million) reported in the second quarter of 2003. The improved operating performance was attributable to strong increases in the operating income in three of Madeco's four business units, namely wire & cable, brass mills and flexible packaging, reflecting the higher sales level, an improvement in productivity and a reduction in SG&A expenses as a percentage of sales. The operating margin reached 9.4%, a marked improvement from the 5.5% seen one year ago.

Non-operating losses amounted to Ch$5,653 million (US$8.9 million) versus Ch$3,178 million (US$5.0 million) in 2Q 2003. The increase in non-operating losses was mainly attributable to foreign currency translation losses which amounted to Ch$1,574 million (US$2.5 million), compared to foreign currency translation gains of Ch$2,628 million (US$4.1 million) in 2Q 2003. The increase in non-operating losses was partially offset by a reduction of 20.3% in interest expense (Ch$2,720 million, US$4.3 million) in relation to a lower debt load and lower prevailing interest rates.

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone   (56-2) 750-7100
Fax #   (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                   Second Quarter 2004
--------------------------------------------------------------------------------

Madeco reported a net profit of Ch$3,018 million (US$4.7 million) for the second quarter of 2004, compared to net income of Ch$17 million (US$27 thousand) in 2Q 2003. The improvement in net quarterly earnings was attributable to the aforementioned improvement in Madeco's operating performance during the quarter as well as tax benefits which amounted to Ch$732 million (US$1.2 million), the effects of which were partially offset by an increase in non-operating losses.

                                        #

All of Quinenco's Earnings and Press Releases and other relevant information on the Company, including quarterly financial statements, are available for viewing on the Company's website:

                                www. quinenco.cl
                             www. quinencogroup.com


                                                                   Page 15 of 15
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone   (56-2) 750-7100
Fax #   (56-2) 750-7101
--------------------------------------------------------------------------------

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        QUINENCO S.A.


                                        By: s/s Luis Fernando Antunez
                                            ------------------------------------

                                        Name: Luis Fernando Antunez
                                        Title: Authorized Representative

Dated: August 19, 2004